[Luse Gorman Pomerenk & Schick Letterhead]


(202) 274-2011                                           rpomerenk@luselaw.com

February 3, 2010

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:   Christian Windsor, Special Counsel

         Re:      Harvard Illinois Bancorp, Inc.:
                  Registration Statement on Form S-1, File No. 333-161931
                  -------------------------------------------------------

Dear Mr. Windsor:

     On behalf of Harvard Illinois Bancorp, Inc. (the "Company"), the proposed holding company of Harvard Savings Bank (the "Bank"), and in accordance with Rule 101 of Regulation S-T, we filed Pre-Effective Amendment No. 2 to the Company's Registration Statement on Form S-1 (the "Amended S-1") on February 2, 2010. Set forth below is the Company's response to the staff's comment letter dated January 12, 2010. The Amended S-1 has been black-lined to reflect changes from Pre-Effective Amendment No. 1.

1. We have revised the consent to reflect the proper dates, as requested in the comment.

                                    * * * * *

     We trust the foregoing is responsive to the staff's comment. Please advise the undersigned at (202) 274-2011 or Kip A. Weissman of this office at (202) 274-2029 if the staff has any further comments.

                                                 Respectfully,

                                                 /s/ Robert B. Pomerenk

                                                 Robert B. Pomerenk

Enclosures
cc:      Gregory Dundas, Esq.
         Hugh West, Accounting Branch Chief
         Christina Harley, Staff Accountant
         Duffield J. Seyller, III, President and Chief Executive Officer Kip A. Weissman, Esq.